RealtyHive, LLC

Financial Statements

December 31, 2019 and 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

REALTYHIVE, LLC

Table of Contents



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
RealtyHive, LLC
Green Bay, Wisconsin

We have reviewed the accompanying financial statements of RealtyHive, LLC (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in members' deficit, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

November 16, 2020
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

REALTYHIVE, LLC

Balance Sheets
December 31, 2019 and 2018

Assets		2019		2018
Current assets:				
Cash	$	123,705	$	-
Accounts receivable		1,196		-
Due from related party		15,910		-
Total current assets	$	140,811	$	-

Liabilties and Members' Deficit				
Current liabilties:				
Accrued expenses	$	7,865	$	-
Long-term liablities:				
Line of credit		748,368		-
Total liabilties		756,233		-
Members' deficit		(615,422)		-
Total liabilities and members' deficit	$	140,811	$	-

See report of independent accountants and accompanying notes to financial statements.

REALTYHIVE, LLC

Statements of Operations
Years Ended December 31, 2019 and 2018

	2019	2018
Revenue	$ 1,161,364	$ -
Cost of revenue	471,010	-
Gross profit	690,354	-
Operating expenses	1,354,555	-
Operating loss	(664,201)	-
Other expense:		
Interest expense	27,853	-
Net loss	$ (692,054)	$ -

See report of independent accountants and accompanying notes to financial statements.

REALTYHIVE, LLC

Statements of Changes in Members' Deficit
Years Ended December 31, 2019 and 2018

	Series A Common Units	Modified Common Units	Accumulated Deficit	Total Members' Deficit
Balance January 1, 2018	$ -	$ -	$ -	$ -
Net loss, see Note 1	-	-	-	-
Balance December 31, 2018	-	-	-	-
Contributions from members	825,000	-	-	825,000
Distribution to member	-	-	(748,368)	(748,368)
Net loss	-	-	(692,054)	(692,054)
Balance December 31, 2019	$ 825,000	$ -	$ (1,440,422)	$ (615,422)

See report of independent accountants and accompanying notes to financial statements.

REALTYHIVE, LLC

Statements of Cash Flows
Years Ended December 31, 2019 and 2018

Net loss	$ (692,054)	$ -

	2019	2018
Cash flows from operating activities:		
Net loss	$ (692,054)	$ -
Adjustments to reconcile net loss to net cash from operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(1,196)	-
Due from related party	(15,910)	-
Accrued expenses	7,865	-
Net cash used in operating activities	(701,295)	-
Cash flows provided by financing activities:		
Contributions from members	825,000	-
Net change in cash	123,705	-
Cash, beginning of year	-	-
Cash, end of year	$ 123,705	$ -

See report of independent accountants and accompanying notes to financial statements.

REALTYHIVE, LLC

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

    Description of Business: RealtyHive, LLC (the "Company") was incorporated on April 20, 2017 in the State of Wisconsin. The Company operates as an online real estate brokerage firm specializing in national real estate transactions. The Company began operations on May 1, 2019. The Company is a subsidiary of Micoley.com, LLC (the "Parent"), who primarily holds the real estate licenses from which RealtyHive, LLC is able to transact. These licenses are being transferred to RealtyHive, LLC upon their next renewal period. These financial statements present the standalone activity of RealtyHive, LLC.

    Management's Plans: The Company's strategic plan for 2021 and beyond is focused on continuing to grow sales, expand its connected product line extensions, and reach profitability. The Company is positioned to increase its direct global sales and set up additional channels to reach more customers. The Company believes in combining its existing growth strategies in RealtyHive, LLC and the 2020 launch of "Cashifyd" (the first cashback platform for Real Estate), along with additional financing through crowdfunding, will enable the Company to continue as a going concern for a reasonable period of time.

    Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

    Accounts Receivable: Accounts receivable consist primarily of receivables generated in the ordinary course of business. The Company transacts with its customers based on its standard credit policies. Management closely monitors outstanding accounts receivable based on an analysis of the Company's collection experience, customer credit worthiness, current economic trends, and aged balances. The Company provides an allowance for any balances that are determined to be uncollectible. No allowance was deemed necessary at December 31, 2019 or 2018.

    Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in a high credit quality financial institution with balances that periodically exceed federally insured limits. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Accounts receivable is made up of various customers across many geographic regions.

    Revenue Recognition: Revenues from real estate transactions are recognized in the period in which the real estate transaction is considered binding and final.

    Advertising Costs: Advertising costs are expensed as incurred and included in operating expenses in the accompanying statements of operations. Advertising costs amounted to $215,466 for 2019. There were no advertising costs for 2018.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income of loss in their personal income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements:

Revenue Recognition: The FASB issued ASU 2014-09 and amendments to provide new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard was effective for private companies for periods beginning after December 15, 2018. In June 2020, the FASB issued ASU 2020-05 which allows private companies that have not yet issued their December 31, 2019 financial statements to elect to delay the implementation of ASU 2014-09 and its amendments by one year, therefore effective for periods beginning after December 31, 2019. The Company has elected this deferral and is currently evaluating the reporting and economic implications of the new standard on its December 31, 2020 financial statements.

1.   **Summary of Significant Accounting Policies, Continued:**

Recent Accounting Pronouncements, Continued:

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Subsequent to December 31, 2019, a novel strain of coronavirus (COVID-19) outbreak was declared a pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the ultimate impact of COVID-19 on the Company's financial statements is unknown. Management will continue to monitor the impact of COVID-19 and reflect the consequences as appropriate in the financial records.

Management has evaluated subsequent events through November 16, 2020, the date the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported in the accompanying financial statements.

2.   **Line of Credit:**

During 2019, the Company assumed a line of credit from its Parent with a borrowing limit of $750,000 and an original maturity date of September 2020. The line of credit is payable at maturity and accrues interest at 5% per annum. The line of credit is collateralized by certain assets of the Company. There was $748,368 outstanding on the line of credit at December 31, 2019. The outstanding balance is recorded as a long-term liability on the accompanying balance sheet due to the line of credit being subsequently renewed with a maturity date of September 2021. There was no balance outstanding at December 31, 2018.

3.   **Related Party Transactions:**

During 2019, the Company assumed a line of credit from its Parent including its outstanding balance totaling $748,368. As such, the Company is fully liable for the outstanding line of credit balance going forward and the assumption of debt was presented as a distribution on the accompanying statements of changes in members' deficit.

The Company and Parent have shared personnel resources. The Parent allocated $565,747 in payroll related expenses to the Company during 2019.

At December 31, 2019, the Parent owed the Company $15,910 included as due from related party in the accompanying balance sheets for various payroll and interest related charges.

During 2019, the Company derived revenue of $400,479 from real estate transactions with an entity in which the Company's founder is the sole owner.

4.   **Membership Structure:**

Pursuant to the Company's operating agreement, the Company is authorized to issue membership units at the discretion of management. The holder of each Series A Common Unit and Modified Common Unit is entitled to one vote. The Company had 8.25 Series A Common Units and 141.75 Modified Common Units issued and outstanding at December 31, 2019. No units were issued and outstanding at December 31, 2018.   Series A Common Units have preferential right of return upon sale over Modified Common Units.

5.   **Lease Commitments:**

The Company leases it office space under a non-cancellable operating lease arrangement. The lease matures in August 2023 and requires monthly rent expense of $4,160 and common area maintenance charges of $832. The Company considers the effects of recording straight-line rent to be immaterial to the financial statements as a whole. Total rent expense was $35,570 for 2019. There was no rent expense for 2018.

Future minimum lease payments are as follows at December 31, 2019:

Year ending Decemer 31,	Amount
2020	$ 49,920
2021	49,920
2022	49,920
2023	33,280
	$ 183,040